UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 9, 2021

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR OF 2020

Record Revenues of $48.6 million; Expects revenues of $54-56 million in the first quarter and over $110 million in the first half of 2021

MIGDAL HAEMEK, Israel – February 9, 2021 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter and year ended December 31, 2020.

Highlights of the Fourth Quarter of 2020
•	Revenues of $48.6 million; a 46% increase year-over-year;
•	GAAP operating income of $8.0 million; non-GAAP operating income of $9.2 million, representing an operating margin of 16.5% and 18.9% respectively;
•	GAAP net income of $7.7 million and non-GAAP net income of $8.8 million; and
•	Strong operating cash flow of $8.3 million.

Highlights of the Full Year 2020
•	Revenues of $155.9 million; a 16% increase year-over-year;
•	GAAP operating income of $22.6 million; Non-GAAP operating income of $26.8 million; representing operating margins of 14.5% and 17.2% respectively;
•	GAAP net income of $21.8 million; Non-GAAP net income of $26.0 million; and
•	Operating cash flow of $25.8 million in 2020, which, along with the successful public offering in November, led to year-end net cash and short-term deposits balance of $177.8 million.

Forward-Looking Expectations

Management expects continued revenue growth in the first quarter of 2021, with revenues of between $54-56 million. Just in the last two weeks the Company has received multiple systems orders from several customers totaling $25 million. The orders received so far, together with the sales pipeline, point to a strong revenue forecast for the first half of 2021. Management is anticipating revenues of over $110 million in the first half of 2021, implying at least 65% growth over the first half of 2020.

Management Comment

Rafi Amit, Camtek’s CEO commented, “A record fourth quarter concluded an exceptional year for Camtek. While we started 2020 with a lot of concerns due to COVID-19, we ended the year with unprecedented business momentum. We have leveraged our flexible operational infrastructure and increased our support team in the field in order to successfully meet this growth.

“In 2020, we extended our market presence by penetrating new customers as well as expanding our presence at existing customers. From a financial perspective, in the second half of 2020, we saw improved margins and we see this trend continuing into 2021.”

Concluded Mr. Amit, “2021 has started with strong order momentum and we expect it to be a record year in sales and growth, along with improved profitability.”

Fourth Quarter 2020 Financial Results

Revenues for the fourth quarter of 2020 were $48.6 million. This compares to fourth quarter 2019 revenues of $33.2 million, a growth of 46%.

Gross profit on a GAAP basis in the quarter totaled $23.3 million (47.9% of revenues), up 47% compared to a gross profit of $15.8 million (47.7% of revenues) in the fourth quarter of 2019. Gross profit on a non-GAAP basis in the quarter totaled $23.4 million (48.2% of revenues), up 47% compared to a gross profit of $15.9 million (48.0% of revenues) in the fourth quarter of 2019.

Operating profit on a GAAP basis in the quarter totaled $8.0 million (16.5% of revenues), an increase of 75% compared to an operating profit of $4.6 million (13.8% of revenues) in the fourth quarter of 2019. Operating profit on a non-GAAP basis in the quarter totaled $9.2 million (18.9% of revenues), an increase of 70% compared to $5.4 million (16.3% of revenues) in the fourth quarter of 2019.

Net income on a GAAP basis in the quarter totaled $7.7 million, or $0.18 per diluted share, compared to net income of $4.6 million, or $0.12 per diluted share, in the fourth quarter of 2019. Net income on a non-GAAP basis in the quarter totaled $8.8 million, or $0.21 per diluted share, compared to a non-GAAP net income of $5.4 million, or $0.14 per diluted share, in the fourth quarter of 2019.

Full Year 2020 Results Summary

Revenues for 2020 were $155.9 million, an increase of 16.3% over the $134.0 million reported in 2019.

Gross profit on a GAAP basis totaled $73.2 million (47.0% of revenues), an increase of 13% compared to $64.8 million (48.3% of revenues) in 2019.  Gross profit on a non-GAAP basis totaled $73.7 million (47.3% of revenues), an increase of 13% compared to $65.1 million (48.6% of revenues) in 2019.

Operating income on a GAAP basis totaled $22.6 million (14.5% of revenues), compared to operating income of $22.0 million (16.4% of revenues) in 2019.  Operating income on a non-GAAP basis totaled $26.8 million (17.2% of revenues), an increase of 8% compared to $25.0 million (18.7% of revenues) in 2019.

Net income on a GAAP basis totaled $21.8 million, or $0.54 per diluted share. This compares to net income of $22.0 million, or $0.57 per diluted share, in 2019. Net income on a non-GAAP basis totaled $26.0 million, or $0.64 per diluted share. This is an increase of 9% compared to net income of $23.9 million, or $0.62 per diluted share, in 2019.

Cash and cash equivalents and short-term deposits, as of December 31, 2020, were $177.8 million compared to $89.5 million as of December 31, 2019 and $106.0 million as of September 30, 2020. During the fourth quarter, the Company generated an operating cash flow of $8.3 million and raised net proceeds of $64.3 million via a public offering.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, February 9, 2021, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the video call please visit the link in the investor relations section of Camtek’s website: http://www.camtek.com/investors/overview
Passcode: 039565

or

copy the following link into your browser:
https://camtek.zoom.us/s/84742466872?pwd=WWlUNnZNcjhxdkJWdnJYRi92Ukdqdz09
Passcode: 039565

For those wishing to listen via phone, please dial:
US: +1 312 626 6799  or +1 346 248 7799  or +1 646 558 8656  or +1 669 900 9128  or +1 253 215 8782  or +1 301 715 8592

Israel: +972 553 301762 or +972 3 978 6688

Webinar ID: 847 4246 6872

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. We do not assume any obligation to update that information, except as required by law. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including as a result of the effects of general economic conditions; the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the coming few quarters, but also Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) certain Chroma transaction expenses; and (iii) discontinued operations, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries

Consolidated Balance Sheets

(In thousands)

	December 31,	December 31,
	2020	2019
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	105,815	38,047
Short-term deposits	72,000	51,500
Trade accounts receivable, net	41,001	31,443
Inventories	39,736	23,803
Other current assets	3,366	2,909

Total current assets	261,918	147,702

Fixed assets, net	20,398	18,526

Long term inventory	4,416	2,791
Deferred tax asset, net	482	746
Other assets, net	85	113
Intangible assets, net	609	491
	5,592	4,141
Total assets	287,908	170,369

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	27,180	11,334
Other current liabilities	30,204	20,272

Total current liabilities	57,384	31,606

Long term liabilities
Other long term liabilities	3,260	2,461
	3,260	2,461
Total liabilities	60,644	34,067

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2020 and at December 31, 2019;
45,365,354 issued shares at December 31, 2019 and 40,742,355 at December 31, 2019;
43,272,978 shares outstanding at December 31, 2020 and 38,649,979 at December 31, 2019	171	157
Additional paid-in capital	170,497	101,327
Retained earnings	58,494	36,716
	229,162	138,200
Treasury stock, at cost (2,092,376 as of December 31, 2020 and December 31, 2019)	(1,898)	(1,898)

Total shareholders' equity	227,264	136,302

Total liabilities and shareholders' equity	287,908	170,369

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2020	2019	2020	2019
	U.S. dollars		U.S. dollars

Revenues	155,859	134,019	48,619	33,201
Cost of revenues	82,628	69,235	25,313	17,360

Gross profit	73,231	64,784	23,306	15,841

Research and development costs	19,575	16,331	5,623	4,440
Selling, general and administrative expense	31,032	26,481	9,658	6,813
	50,607	42,812	15,281	11,253

Operating income	22,624	21,972	8,025	4,588

Financial income (expense), net	775	801	(183)	461

Income before income taxes	23,399	22,773	7,842	5,049

Income taxes expense	(1,621)	(1,950)	(176)	(442)

Net income from continuing operations	21,778	20,823	7,666	4,607

Discontinued operations *
Income from discontinued operations
Income before tax expense	-	1,257	-	-
Income taxes (expense)	-	(94)	-	-
Income from discontinued operations	-	1,163	-	-

Net income	21,778	21,986	7,666	4,607

*Relates to the earn-out payment received from the sale of the PCB business.

Net income per ordinary share:

	Year ended December 31,		Three Months ended December 31,
	2020	2019	2020	2019
	U.S. dollars		U.S. dollars
Basic earnings from continuing operation	0.55	0.55	0.19	0.12

Basic earnings from discontinued operation *	-	0.03	-	-

Basic net earnings	0.55	0.58	0.19	0.12

Diluted earnings from continuing operation	0.54	0.54	0.18	0.12

Diluted earnings from discontinued operation *	-	0.03	-	-

Diluted net earnings	0.54	0.57	0.18	0.12

Weighted average number of
ordinary shares outstanding:

Basic	39,383	37,626	40,894	38,630

Diluted	40,372	38,432	41,964	39,497

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2020	2019	2020	2019
	U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	21,778	21,986	7,666	4,607
Share-based compensation	4,224	2,892	1,171	824
Chroma transaction expenses (1)	-	136	-	-
Attributable to discontinued operations	-	(1,163)	-	-
Non-GAAP net income	26,002	23,851	8,837	5,431

Non–GAAP net income per diluted share	0.63	0.62	0.21	0.14
Gross margin on GAAP basis	47.0%	48.3%	47.9%	47.7%
Reported gross profit on GAAP basis	73,321	64,784	23,306	15,841
Share-based compensation	429	292	121	85
Non-GAAP gross margin	47.3%	48.6%	48.2%	48.0%
Non-GAAP gross profit	73,750	65,076	23,427	15,926

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	22,624	21,972	8,025	4,588
Share-based compensation	4,224	2,892	1,171	824
Chroma transaction expenses (1)	-	136	-	-
Non-GAAP operating income	26,848	25,000	9,196	5,412

(1)	In the second and third quarters of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.